Exhibit 12.1

Marathon Oil Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS—Unaudited

(In millions)	Year Ended December 31,
	2011	2010	2009	2008	2007
Portion of rentals representing interest, including discontinued operations	$51	$88	$77	$89	$101
Capitalized interest, including discontinued operations	208	410	441	326	214
Other interest and fixed charges, including discontinued operations	239	105	160	153	135

Total fixed charges (A)	$498	$603	$678	$568	$450

Earnings-pretax income with applicable adjustments (B)	$4,707	$4,422	$3,112	$5,181	$3,465

Ratio of (B) to (A)	9.45	7.33	4.59	9.12	7.70